FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Pan American Lithium Corp. (the “Company”)
Suite 110, 3040 N. Campbell Avenue
Tucson, Arizona USA 85719

Item 2.	Date of Material Change

State the date of the material change.

August 23, 2011

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The News Release dated August 24, 2011 was disseminated by Globe Newswire.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Pan American Lithium Corp. (the "Company") Announced that it has entered into a subscription agreement for a private placement with POSCO Canada Ltd. ("POSCAN") Upon closing, the Company will issue 10,522,090 common shares to POSCAN at the price of CDN$0.136 per common share, resulting in gross proceeds to the Company of CDN$1,431,004. Following the closing POSCAN will hold 19.87% of the issued and outstanding common shares of the Company. The Company also agreed that while POSCAN owns more than 10% of the Company’s issued and outstanding common shares, the Company will appoint a director nominated by POSCAN; the Company will require approval from the nominee for certain corporate actions; and POSCAN will have a pre-emptive right to purchase a pro rata share of any new securities offered by the Company.

Item 5.1	Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required. Other additional disclosure may be appropriate depending on the particular situation.

See attached News Release.

Item 5.2	Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed. This item does not apply if, in respect of the transaction, your company sent an information circular to its security holders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.	Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Please contact Andrew Brodkey, President and Chief Executive Officer of the Company, at (520) 989-0022.

Item 9.	Date of Report

August 24, 2011

3040 N. Campbell Avenue, Suite 110
Tucson, Arizona USA 85719

News Release

August 24, 2011	TSX.V SYMBOL – PL; OTCBB and OTCQB SYMBOL – PALTF

Pan American Lithium Corp. Announces Private Placement with POSCAN

TUCSON, Ariz., August 24, 2011 (GLOBE NEWSWIRE) -- Pan American Lithium Corp. (TSX-V:PL - News) (OTCBB/OTCQB:PALTF -News) (the "Company" or “Pan American"), a lithium exploration company with 11 lithium/potash brine projects in Chile, is pleased to announce today that the Company has entered into a subscription agreement for a private placement with POSCO Canada Ltd. (“POSCAN”), a Canadian corporation 100% owned by POSCO, one of the largest steel manufacturers in the world, with headquarters in the Republic of South Korea. On closing, the Company will issue 10,522,090 common shares to POSCAN at the price of CDN$0.136 per common share, resulting in gross proceeds to the Company of CDN$1,431,004. The common shares issued by the Company in connection with the financing are subject to a hold period expiring four months from the date of closing. Following the closing of the financing, POSCAN will hold 19.87% of the issued and outstanding common shares of Pan American. Closing of this transaction is set to occur on or before September 16, 2011, and is subject to customary closing conditions. Ladenburg Thalmann & Co. Inc., a subsidiary of Ladenburg Thalmann Financial Services Inc. (NYSE Amex: LTS), acted as financial advisor to the Company.

The Company anticipates that the proceeds from the financing will be used primarily as working capital for Pan American interests in its lithium/potash brine properties, as well as general working capital for Company.

On closing, the Company has agreed to grant POSCAN a right until expiry on December 31, 2012 to construct a production or R&D facility, at POSCAN’s expense, for the extraction of lithium or other minerals from brines at one of the Company's Chilean brine properties, on terms to be mutually agreed upon. If POSCAN elects not to exercise the right by this date, POSCAN’s pre-approval rights on certain corporate actions discussed below will terminate and the Company will not be required to nominate a POSCAN nominee to the Company’s board at future annual general meetings.

In connection with the closing, Pan American has agreed to increase the size of its board to four directors and, subject to approval from the TSX Venture Exchange, appoint a director nominated by POSCAN/POSCO to the vacant seat. The Company has agreed to nominate the POSCO nominee to its board at annual general meetings so long as POSCO owns no less than 10% of the Company’s issued and outstanding common shares and so long as POSCO exercises its right to build the pilot plant on or prior to December 31, 2012, as discussed above. During the period in which the nominee is appointed to the Company’s board, the Company will not be permitted to carry out certain corporate actions without the prior approval of the nominee, including certain corporate reorganizations, a sale of all assets, a change of business, the alteration of the Company’s constating documents (with the exception of the creation of a class or series of preferred shares) and the Company incurring debt that exceeds CDN$1 million (except non-recourse project financing, the issuance of convertible debt or preferred securities, or debt owed to trade creditors or to officers, directors and consultants for unpaid salaries and expenses).

On closing, the Company has also agreed to grant POSCAN a pre-emptive right to purchase a pro rata share of any new securities offered by the Company for such period of time that POSCAN owns no less than 10% of the Company’s issued and outstanding common shares. Under such circumstances, POSCAN is entitled to participate in such new offerings to maintain its percentage of common shares. Certain issuances are exempted from the pre-emptive right such as securities issued to insiders, consultants and employees for compensation purposes, the issuance of common shares on the exercise of securities outstanding on the closing date of the financing, the issuance of securities for the settlement of certain debts, the issuance of securities to brokers, agents and finders in connection with any financings and the issuances of securities in connection with business combinations.

Andrew Brodkey, Pan American’s President, commented as follows: “Pan American is pleased to achieve several of its key corporate objectives by securing a sizable investment from POSCAN and to have a large, multinational company as a strategic partner for our lithium business. We also importantly negotiated to limit POSCAN’s investment in Pan American to less than 20%, thereby avoiding a “control position” in the Company. We welcome the financial strength and substantial technical expertise of a strategic partner like POSCAN/POSCO which will likely prove invaluable to one or more of our Chilean or other lithium projects in the near future.”

About Pan American:

In total, the Company has rights in eleven lithium and potash-bearing brine projects in Chile's Atacama Region III covering cumulatively more than 20,000 hectares. The Company also has an option to acquire an indirect interest in the Cierro Prieto geothermal lithium brine project in Baja California Norte, Mexico. The Laguna Verde surface brine lake project is the most advanced of the Company's portfolio of 11 lithium and potassium bearing brines projects in Chile.

About POSCO

POSCO is a publicly traded Korean conglomerate, first established in 1967, with a focus on the production and sale of steel and steel products, both domestically in Korea and internationally. POSCO is the fourth largest steel producer in the world. In 2008, POSCO produced over 33 million tons of crude steel, had revenues of over CDN$28 billion and net profits of over $CDN4 billion.

On Behalf of the Board,

PAN AMERICAN LITHIUM CORP.
/s/ Andrew Brodkey
Andrew A. Brodkey
President and CEO

CONTACT: Jodi Henderson
Corporate Secretary
Tel: (520)989-0032
jhenderson@kriyah.com

This press release contains projections and forward-looking information that involve various risks and uncertainties regarding future events. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of the Company such as the statement that: (i) the closing of the private placement will occur within the next three weeks; (ii) the Company anticipates that proceeds from the financing will be used primarily as working capital; and (iii) that the investment by POSCAN will likely prove invaluable to one or more of the Company’s projects in the near future. There are numerous risks and uncertainties that could cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking information, including: (i) the inability of the Company to close the private placement for any reason including the securities of the company being cease traded, the Company being unable to obtain final approval from the TSX Venture Exchange, the representations and warranties in the subscription agreement not being true as of the closing date, and POSCAN not delivering the purchase price for any reason; (ii) inability of the Company to complete its business plan; (iii) a decrease in demand for and price of lithium or potassium; (iv) general uncertainties with respect to mineral exploration in general; (v) inability to raise future financing when required. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.